SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2014

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2013 FOURTH QUARTER AND FULL-YEAR RESULTS

Very good resilience in 2013

2016 Objectives confirmed

•	Full-year performance reflects continued resilience in a contrasting market:

•	2013 revenue up 10%, at $3.766bn

•	EBIT at $423m before non-recurring with EBIT margin at 11.2%

•	Positive Free Cash Flow before NRFI* at $5m

•	NRFI at $(17)m

•	$800 million impairment and write-off in Acquisition Division. Excluding this non-recurring item, net income was at $101 million compared to $92 million in 2012

•	Backlog was $1.35bn as of 1st January 2014, up 9% and marine fleet coverage is at 100% for Q1, 75% for Q2 and 35% for Q3

•	CGG’s 2014-2016 strategic roadmap confirmed :

•	Rebalancing of our portfolio of activities

•	Targeting revenue above $4bn and 400bps EBIT margin improvement by the end of 2016 versus 2013

PARIS, France – February 27th 2014 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience announced today its non-audited 2013 fourth quarter and full-year consolidated results.

Full-Year 2013 Key Figures

In million $	FY 2012	FY 2013	Variation
Group Revenue	3411	3766	10%
EBITDAs	1012	1160	15%
EBIT	404	423	5%
EBIT margin	12%	11%	(100	)bps
Equipment margin	32%	28%	(400	)bps
Acquisition margin	1%	3%	200	bps
GGR margin	19%	24%	500	bps
Non-Recurring Items linked to Fugro (NRFI)	(36)	(17)	NA
Non-Recurring Items linked to impairment & write-off	0	(800)	NA
EBIT after NFRI and impairment & write-off	368	(394)	NA
Net Income after NRFI and before impairment & wo	92	101	10%
Net Income after NRFI and after impairment & wo	92	(691)	NA
Cash Flow from Operations	921	908	(1)%
Free Cash Flow before NRFI	63	5	(92)%
Net Debt	785	2218	NS	**
Capital Employed after impairment & write-off	5367	6108	14%
Backlog	1240	1350	9%

*	Non-recurring Fugro Items (NRFI)
**	2012 included Fugro financing proceeds

CGG CEO, Jean-Georges Malcor commented:

« In a contrasting year with deteriorating market conditions in H2, CGG demonstrated resilience in its 2013 performance. The successful integration of the Geoscience activities within CGG reinforces the Group in a growing and profitable market segment.

As announced during our Capital Market Day in December, we are rebalancing our portfolio of activities and implementing our 2014-2016 strategic roadmap focused on cash & profitability. The down-sizing of our Acquisition division, combined with the Acquisition market outlook, result in a $800 million impairment in our 2013 accounts. Concerning marine activity, our objective is to reduce the fleet from 18 to 13 3D high-end vessels by the end of 2016. Mid-February, the CGG Symphony has stopped operating and will be de-rigged. Concerning land activity, we have reinforced our partnership in the Middle East with ARGAS and we are restructuring our activities in North America. The restructuring costs across the 2014-2016 period are expected to remain below $100m.

In 2014, we expect Acquisition market conditions to remain stable with however a low Q1, as already indicated. Our priorities are to deliver our plan and stay focused on tight cash management, cost reductions, and operational and commercial efficiency.

In 2016, in unchanged market conditions, we confirm our objectives of revenues above $4bn and improved Ebit margin by 400bps compared to 2013. »

Q4 Performance

•	Revenue up 2%, at $955m

•	EBIT at $73m before non-recurring items with EBIT margin at 7.6%

•	Net income of $(17) million after NRFI and before impairment & write-off

•	Positive Free Cash Flow before NRFI at $179m

2013 Fourth Quarter Key Figures

In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
Group Revenue	938	908	955	2%		5%
Equipment	288	223	317	10%		42%
Acquisition	502	568	459	(9)%		(19)%
Geology, Geophysics & Reservoir (GGR)	291	298	371	28%		25%
Eliminations	(143)	(181)	(192)	NA		NA
EBITDAs	294	274	280	(5)%		2%
EBIT	124	95	73	(41)%		(23)%
Equipment	81	51	102	26%		100%
Acquisition	18	42	(61)	(441)%		(245)%
GGR	63	54	86	38%		59%
Corporate & Eliminations	(37)	(53)	(54)	NA		NA
EBIT margin	13%	10%	8%	(500	)bps	(200	)bps
Equipment margin	28%	23%	32%	400	bps	900	bps
Acquisition margin	4%	7%	(13)%	(1700	)bps	(2000	)bps
GGR margin	21%	18%	23%	200	bps	500	bps
Non-Recurring Items linked to Fugro (NRFI)	(36)	(21)	(20)	NA		NA
Non-Recurring Items linked to impairment & write-off	NA	NA	(800)	NA		NA
EBIT after NRFI and impairment & write-off	88	73	(747)	NA		NA
Net Income after NRFI and before impairment & write-off	14	4	(17)	(227)%		(542)%
Net Income after NRFI and after impairment & write-off	14	4	(810)	NA		NA
Cash Flow from Operations	454	189	451	(1)%		139%
Free Cash Flow before NRFI	238	(17)	179	(25)%		NA

Fourth Quarter 2013 Financial Results by Division

Equipment

Equipment In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
Equipment Total Revenue	288	223	317	10%		42%
External Revenue	246	187	270	10%		44%
EBITDAs	93	63	111	20%		77%
Margin	32%	28%	35%	300	bps	700	bps
EBIT	81	51	102	26%		100%
Margin	28%	23%	32%	400	bps	900	bps
Capital Employed (in billion $)	0.7	0.9	0.9	29%		0%

Equipment division total Revenue was $317 million, up 10% compared to the fourth quarter of 2012 and up 42% sequentially. This typically strong seasonal sales rebound, linked to the budgetary cycle of our customers, was mainly driven by land equipment sales. External sales were $270 million, up 10% year-on-year while internal sales represented 15% of total revenue. Sales in Russia were strong to prepare for the winter season while China and Middle East were also active.

Equipment division EBITDAs was $111.4 million, a margin of 35.1%.

Equipment division EBIT was $101.9 million, a margin of 32.1%.

Equipment division Capital Employed was $0.9 billion at the end of December 2013.

Acquisition

Acquisition In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
Acquisition Total Revenue	502	568	459	(9)%		(19)%
External Revenue	401	423	315	(22)%		(26)%

Total Marine	369	462	363	(1)%		(21)%

Total Land and Airborne Acquisition	132	106	95	(28)%		(10)%

EBITDAs	72	115	12	(83)%		(89)%
Margin	14%	20%	3%	(1100	)bps	(1700	)bps
EBIT	18	42	(61)	(441)%		(245)%
Margin	4%	7%	(13)%	(1700	)bps	(2000	)bps
Capital Employed (in billion $) after impairment & write-off	2.8	3.4	2.4	(14)%		(29)%

Acquisition division Total Revenue was $459 million, down 9% year-on-year and down 19% sequentially. This decrease is mainly due to challenging winter market conditions both in marine and land. External revenue was $315 million.

•	Marine Acquisition revenue was $363 million, stable year-on-year and down 21% sequentially. Our fleet utilization rate was down this quarter with availability rate at 83%. This was mainly due to planned dockings and large program awards delayed leading to commercial standby. Production rate remained at a satisfactory 90% level. 34% of the fleet was dedicated to multi-client programs.

•	Land and Airborne Acquisition revenue totaled $95 million, down 28% year-on-year and down 10% sequentially. Land winter activity was particularly low in North America this quarter, where we operated two land crews compared to six last year, hitting severely the bottom line. The conditions of the Airborne activity remain tight, with a mining market, still depressed.

Acquisition division EBITDAs was $12.5 million, a margin of 2.7%.

Acquisition division EBIT was $(61.4) million.

Acquisition division Capital Employed was $2.4 billion at the end of December 2013 after impairment & write-off.

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
GGR Total Revenue	291	298	371	28%		25%
Multi-client	155	122	166	7%		35%
Prefunding	87	97	81	(7)%		(17)%
Subsurface Imaging & Reservoir	136	175	206	51%		18%
EBITDAs	177	169	230	30%		36%
Margin	61%	57%	62%	100	bps	500	bps
EBIT	63	54	86	38%		59%
Margin	21%	18%	23%	200	bps	500	bps
Capital Employed (in billion $)	1.8	2.8	2.8	56%		0%

GGR Division Total Revenue was $371 million, up 28% year-on-year and up 25% sequentially. This strong performance by the GGR division clearly demonstrates, less than one year after the transaction, the value of the Fugro Geoscience acquisition.

•	Multi-client revenue increased to $166 million, up 7% year-on-year and up 35% sequentially. Multi-client prefunding revenue was impacted by delays of large programs as some clients deferred their spending decisions.

•	Prefunding revenue was $81 million. Multi-client cash capex was $117 million, 69% pre-funded, and mainly focused on the Gulf of Mexico with the continuation of our IBALT program, in preparation for the future lease rounds but also offshore in the North Sea. Late in the quarter CGG was also awarded, three large high-end 3D multi-client survey programs offshore Brazil that will cover 30,000 km2 including the promising provinces of Foz do Amazonas Basin, Barreirinhas and Campos.

•	After-sales were $85 million, up 25% year-on-year.

•	Subsurface Imaging & Reservoir revenue was $206 million, up 51% year-on-year and up 18% sequentially. Demand for subsurface imaging was strong in all centers. Subsurface Imaging centers in France and Oman were renewed and two new centers opened in Thailand and Myanmar. The contribution of reservoir businesses to revenue was solid. Our Data Management Services activity was awarded a significant contract in Norway with the Norwegian Petroleum Directorate (NPD) relating to the Diskos Database. This solution will streamline data management through the shared electronic storage of seismic data of Norway.

GGR Division EBITDAs was $230.0 million, a margin of 61.9%.

GGR Division EBIT was $86.3 million, a margin of 23.2%. The multi-client depreciation rate amounted to 74%, leading to a $783 million Net Book Value at the end of December 2013 (not including the Geospec library and other libraries with a $35m Net Book Value).

GGR Division Capital Employed was $2.8 billion at the end of December 2013.

Fourth Quarter 2013 Group Financial Results

Group Total Revenue was $955 million, up 2% year-on-year and up 5% sequentially. This breaks down to 28% from the Equipment division, 33% from the Acquisition division, and 39% from the GGR division.

Group EBITDAs was $280.3 million, a margin of 29.3%. After the Non-Recurring Items relating to Fugro (NRFI), Group EBITDAs was $230.4 million, a margin of 24.1%

Group EBIT was $72.9 million, a margin of 7.6%. After NRFI, Group EBIT was $53 million, and after impairment & write-off, Group EBIT was $(746.9) million.

In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
Group Total Revenue	938	908	955	2%		5%
Equipment	288	223	317	10%		42%
Acquisition	502	568	459	(9)%		(19)%
GGR	291	298	371	28%		25%
Eliminations	(143)	(181)	(192)	NA		NA

In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
Group EBITDAs before NRFI	294	274	280	(5)%		2%
Margin	31%	30%	29%	(200	)bps	(100	)bps
Equipment	93	63	111	20%		77%
Acquisition	72	115	12	(83)%		(89)%
GGR	177	169	230	30%		36%
Eliminations	(37)	(62)	(61)	NA		NA
Corporate	(11)	(10)	(12)	NA		NA
Non-Recurring Items linked to Fugro	(6)	(2)	(50)	NA		NA

In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Variation Year-on- year		Variation quarter- to-quarter
Group EBIT before NRFI and impairment & write-off	124	95	73	(41)%		(23)%
Margin	13%	10%	8%	(500	)bps	(200	)bps
Equipment	81	51	102	26%		100%
Acquisition	18	42	(61)	(441)%		(245)%
GGR	63	54	86	38%		59%
Eliminations	(24)	(41)	(41)	NA		NA
Corporate	(13)	(12)	(13)	NA		NA
Non-Recurring Items linked to Fugro	(36)	(21)	(20)	NA		NA
Non-Recurring Items linked to impairment & write-off	0	0	(800)	NA		NA

Financial Charges were $57 million:

•	Cost of debt was $48 million.

•	Other financial items were negative at $10 million, due mainly to a negative $6 million impact of currency variations.

Taxes were $6 million including $10 million favorable impact of deferred tax on currency conversion.

Group Net Income was $(17) million after NRFI and before impairment & write-off. After impairment and write-off, the Group Net Income was $(810) million.

After minority interests and after NRFI and before impairment & write-off, Net Income attributable to the owners of CGG was a loss of $20 million/€15 million. EPS was negative at $0.11/€0.08.

Cash Flow

Cash Flow from operations was $451 million compared to $454 million for the fourth quarter 2012.

Global Capex was $229 million this quarter.

•	Industrial capex was $92 million.

•	Research & Development capex was $16 million.

•	Multi-client cash capex was $117 million.

In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013
Capex	160	206	229
Industrial	72	65	92
R&D	8	17	16
Multi-client Cash	81	122	117
Marine MC	74	93	105
Land MC	7	29	12
Other Geological Capex	0	3	3

Free Cash Flow

After the payment of $55 million in interest expenses during the quarter and Capex, free cash flow was positive at $179 million. After NRFI, free cash flow was positive at $166 million.

Fourth Quarter 2013 Comparisons with Fourth Quarter 2012

Consolidated Income Statements In million $	Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013
Exchange rate euro/dollar	1.297	1.320	1.359
Operating Revenue	937.9	908.0	955.4
Equipment	288.4	222.7	317.2
Acquisition	501.5	567.9	458.7
GGR	291.1	298.1	371.4
Eliminations	(143.1)	(180.7)	(191.9)
Gross Margin	217.2	194.1	162.6
Operating Income	76.8	79.0	(747.2)
Equity from Investments	11.1	(5.8)	0.3
EBIT after NRFI and impairment & write-off	87.9	73.2	(746.9)
Equipment	80.7	51.0	101.9
Acquisition	18.0	42.2	(61.4)
GGR	62.5	54.3	86.3
Corporate & eliminations	(37.0)	(52.8)	(53.6)
Non-Recurring Items linked to Fugro	(36.3)	(21.4)	(20.1)
Non-Recurring Items linked to impairment & write-off	0.0	0.0	(800.0)
EBIT before NRFI and impairment & write-off	124.3	94.6	72.9
Net financial costs	(62.2)	(58.6)	(57.3)
Income Taxes	(11.9)	(15.4)	(15.6)
Deferred Tax on Currency Variations	(0.2)	4.7	10.0
Net Income after NRFI and before impairment & write-off	13.6	3.9	(17.3)
Shareholder’s Net Income after NRFI and before impairment & write-off	9.6	2.2	(20.0)
Earning per share in $	0.06	0.01	(0.11)
Earning per share in €	0.05	0.01	(0.08)
EBITDAs	293.9	273.9	280.3
Equipment	92.5	63.0	111.4
Acquisition	71.8	114.8	12.5
GGR	177.4	168.6	230.0
Corporate & eliminations	(47.8)	(72.5)	(73.5)
Non-Recurring Items linked to Fugro & provisions	(6.3)	(1.6)	(50.0)
EBITDAs after NRFI	287.6	272.3	230.4
Industrial Capex (including R&D capex)	79.6	81.0	108.4
Multi-client Cash Capex	80.7	121.9	117.4
Geological Capex	0.0	2.8	2.8

Full-Year 2013 Financial Results

Group Total Revenue was $3.766 billion, up 10% compared to 2012 as a result of an estimated 17% increase corresponding to the activities acquired from Fugro and a (4)% decrease relating to the transfer of the SWOBS activities to Seabed Geosolutions. Group revenue breaks down to 22% from the Equipment division, 43% from the Acquisition division and 35% from the GGR division.

•	Equipment revenue was down (13)%. 57% of the total sales related to land equipment and 43% to marine equipment. No high-channel-count crews were launched in 2013 compared to 2012 where $150 million related to high-channel-count crews in Oman and Saudi Arabia. Sales were at a record level in Russia where the size of crews increased although softer in China. Marine streamers sales were mainly driven by the replacement market this year.

•	Acquisition revenue was up 19%. The four C-Class vessels from Fugro joined CGG’s fleet on 1st of February. Production rate was at a record high 92% level compared to 90% in 2012. Airborne joined in early September. Marine contract revenue was up 36% year-on-year at $1.786 billion, while land and airborne revenue was down (23)% at $440 million.

•	GGR revenue was up 36%. Multi-client revenue was up 24% with a particularly strong H1, mainly driven by Brazil and the North Sea. The year was excellent for Subsurface Imaging with sustained activity in all centers and large projects in the US. Reservoir businesses delivered a solid contribution as expected.

In million $	FY 2012	FY 2013	Variation Year-on-year
Group Total Revenue	3411	3766	10%
Eliminations	(621)	(801)	NA
Equipment	1204	1045	(13)%
Acquisition	1878	2226	19%
Marine	1310	1786	36%
Land & Airborne	568	440	(23)%
GGR	950	1296	36%
Multi-client & basin data	472	585	24%
Subsurface Imaging & Reservoir	478	711	49%

EBITDAs was $1.160 billion up 15% and representing a 30.8% margin. After NRFI, Group EBITDAs was $1.140 billion, a margin of 30.3%.

In million $	FY 2012	FY 2013	Variation Year-on-year
Group EBITDAs before NRFI	1012	1160	15%
Margin	30%	31%	100	bps
Equipment	427	339	(21)%
Acquisition	248	369	49%
GGR	560	780	39%
Eliminations	(179)	(281)	NA
Corporate Costs	(43)	(47)	NA
Non-Recurring Items linked to Fugro	(6)	(20)	NA

Group EBIT was $423.2 million up 5%, and representing a margin of 11.2%. After NRFI, Group EBIT was $406 million, and after impairment & write-off, Group EBIT was $(394.3) million:

•	The NFRI were $(17) million at the end of December. With the $63 million net capital gain from the SWOBS transaction (the $85 million capital gain was reduced by the negative contribution of the Seabed Geosolutions JV due to a slow start and operational issues on one project), the integration and restructuring costs relating to the Fugro Geoscience transaction eventually amounted to $(80) million.

•	Assets impairment & write-off at $800 million:

•	Land: $79 million as a result of more difficult market conditions overall.

•	Marine $721 million: due to $139 million vessel fair value rebasement to reflect future utilization mode and $582 million as a consequence of the planned (25)% fleet downsizing plan and the change in market outlook.

•	Equipment EBIT margin was 28.0% with a very strong Q4, showing a strong resilience thanks to efficient cost management, despite the lower volume and lack of high-channel-count crews. R&D expenses were high at 5.6% of revenue. Sercel launched two new products: Sentinel MS (Multi-Sensor streamer) in marine and the 508XT land acquisition system.

•	Acquisition EBIT margin was 2.5%. After a H1 which was above expectations, H2 was tougher with difficult market conditions. Despite an excellent marine production rate at 92% and a high commercial success rate, marine activity was impacted by H2 delays and low pricing environment. Land suffered from challenging safety and weather conditions in H1 and from a very low winter season in North America. Airborne’s contribution was limited as it joined CGG in early September.

•	GGR EBIT margin was at 24.5%, a solid performance across all the businesses. Multi-client activity was strong in H1 and the prefunding rate for the whole year was 69%. Subsurface Imaging performance was at a record high level in all centers across the world. Reservoir and geology activities continued to be solid driven by sustained demand for geology products & services and reservoir softwares.

In million $	FY 2012	FY 2013	Variation Year-on-year
Group EBIT before NRFI and impairment & write-off	404	423	5%
Margin	12%	11%	(100	)bps
Equipment	380	293	(23)%
Acquisition	21	56	172%
GGR	183	317	74%
Eliminations	(126)	(189)	NA
Corporate Costs	(53)	(54)	NA
Non-Recurring Items linked to Fugro	(36)	(17)	NA
Non-Recurring Items linked to impairment & write-off	0	(800)	NA

Financial Charges were $214 million:

•	The cost of debt was $192 million, while the total amount of interest paid was $137 million.

•	Other financial items were negative at $22 million including notably $4 million relating to the financial cost of the Fugro Geoscience transaction (bridge loan), the $5 million accelerated amortization of the issuing fees of the former Revolving Credit Facilities we renewed in July, and the $6 million call premium relating to the $125 million early repayment of the 2016 High Yield Bond we made in August.

Taxes were $83 million, including the $10 million favorable impact of deferred tax on currency conversion.

Group Net Income was $101 million after NRFI and before the impairment and write-off. After impairment and write-off, Group Net Income was $(691) million.

After minority interests and after NRFI and before impairment & write-off, Net Income attributable to the owners of CGG was $94 million/€71 million. EPS was positive at $0.53/ €0.40, up 15% year-on-year.

Cash Flow

Cash Flow from operations was $908 million.

Global Capex was $834 million, up 13% year-on-year.

•	Industrial capex was $298 million, down 14% year-on-year.

•	Research & Development capex was $57 million, up 96% year-on-year.

•	Multi-client cash capex was $468 million, up 29% year-on-year.

In million $	FY 2012	FY 2013
Capex	738	834
Industrial	345	298
R&D	29	57
Multi-client Cash	364	468
Marine MC	252	405
Land MC	112	64
Other Geological Capex	0	11

Free Cash Flow

Free cash flow was negative at $(56) million and positive at $5 million excluding NRFI.

Balance Sheet

Debt Management:

As part of the company’s proactive management of its debt, CGG accelerated the refinancing of its credit facilities during the year by extending the debt maturity periods:

In July:

•	A five-year-$200-million credit facility was signed with a 4.4% interest rate, notably to reimburse the 2013 tranche of our Fugro Vendor Loan

•	The two existing $289m Revolving Credit Facilities expiring in January/February 2014 were fully renewed with:

•	A-$165-million US Revolving Credit Facility for a period of five years

•	A-$325-million French Revolving Credit Facility for a period of three years with two extension options of one year each

In August:

•	CGG made an early repayment of $125 million of the 9.5% 2016 High Yield Bond

In September:

•	After full completion of the Fugro Geoscience transaction and repayment of the 2013 installment, the Fugro Vendor Loan totaled €112.5 million.

In December:

•	A $25 million streamer financing was signed.

Net Debt to Equity Ratio:

Group gross debt was $2.748 billion at the end of December 2013. Available cash was $530 million and Group net debt was $2.218 billion.

Net debt to equity ratio, at the end of December 2013, was 58%.

Full-Year 2013 Comparisons with 2012

Consolidated Income Statements In million $	FY 2012	FY 2013
Exchange rate euro/dollar	1.290	1.325
Operating Revenue	3410.5	3765.8
Equipment	1204.3	1044.9
Acquisition	1878.2	2226.0
GGR	949.5	1296.0
Eliminations	(621.5)	(801.1)
Gross Margin	728.7	790.7
Operating Income	330.6	(394.9)
Equity from Investments	37.4	0.6
EBIT after NRFI and after impairment & write-off	368.0	(394.3)
Equipment	380.4	293.0
Acquisition	20.5	56.0
GGR	182.7	317.2
Corporate & eliminations	(179.3)	(243.1)
Non-Recurring Items linked to Fugro	(36.3)	(17.4)
Non-Recurring Items linked to impairment & write-off	0.0	(800.0)
EBIT before NRFI and impairment & write-off	404.4	423.2
Net financial costs	(176.4)	(214.0)
Income Taxes	(99.2)	(92.6)
Deferred Tax on Currency Translation	0.0	9.7
Net Income after NRFI and before impairment & write-off	92.4	101.5
Shareholder’s Net Income after NRFI and before impairment & write-off	75.2	93.9
Earning per share in $	0.46	0.53
Earning per share in €	0.36	0.40
EBITDAs	1012.5	1159.8
Equipment	426.5	338.6
Acquisition	247.6	369.1
GGR	560.2	780.0
Corporate & eliminations	(221.8)	(328.0)
Non-Recurring Items linked to Fugro & provisions	(6.3)	(20.0)
EBITDAs after NRFI	1006.2	1139.7
Industrial Capex (including R&D capex)	373.8	354.4
Multi-client Cash Capex	363.8	468.4
Geological Capex	0.0	11.0

Other Information

•	An English language conference call is scheduled today Thursday 27th February, 2014 at 9:00 AM (Paris time) – 8:00 AM (London time).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

France call-in	+33 (0)1 76 77 22 23
UK call-in	+44 (0)20 3140 8286
Access code	9995562

You will be connected to the conference: “CGG Q4 and FY 2013 results”.

•	Copies of the presentation are posted on the Company website www.cgg.com and can be downloaded.

•	The conference call will be broadcast live on the CGG website www.cgg.com and a replay will be available via webcast on CGG website.

About CGG:

CGG (www.cgg.com) is a fully integrated Geosciences company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 9,800 people around the world, all with a Passion for Geosciences and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts:

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau

Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89

E-Mail: invrelparis@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGG

CONSOLIDATED FINANCIAL STATEMENTS

December 31st 2013

CONSOLIDATED BALANCE SHEET

	December 31, 2013	December 31, 2012 (restated)(1)
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	530.0	1,520.2
Trade accounts and notes receivable, net	987.4	888.7
Inventories and work-in-progress, net	505.2	419.2
Income tax assets	118.1	111.7
Other current assets, net	175.6	139.6
Assets held for sale, net	37.7	393.9
Total current assets	2,354.0	3,473.3
Deferred tax assets	222.6	171.4
Investments and other financial assets, net	47.8	53.7
Investments in companies under equity method	325.8	124.5
Property, plant and equipment, net	1,557.8	1,159.5
Intangible assets, net	1,271.6	934.9
Goodwill, net	2,483.2	2,415.5
Total non-current assets	5,908.8	4,859.5
TOTAL ASSETS	8,262.8	8,332.8

LIABILITIES AND EQUITY
Bank overdrafts	4.5	4.2
Current portion of financial debt	247.0	47.8
Trade accounts and notes payable	557.6	505.5
Accrued payroll costs	251.1	209.9
Income taxes liability payable	73.9	97.0
Advance billings to customers	52.4	36.0
Provisions – current portion	73.1	21.0
Other current liabilities	283.9	300.2
Total current liabilities	1,543.5	1,221.6
Deferred tax liabilities	148.9	106.0
Provisions – non-current portion	142.5	123.5
Financial debt	2,4796.1	2,253.2
Other non-current liabilities	41.7	46.6
Total non-current liabilities	2,829.2	2,529.3
Common stock 301,784,014 shares authorized and 176,890,866 shares with a €0.40 nominal value issued and outstanding at December 31, 2013	92.7	92.4
Additional paid-in capital	3,180.4	3,179.1
Retained earnings	1,273.8	1,190.6
Other reserves	(61.8)	(27.8)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(698.8)	75.2
Cumulative income and expense recognized directly in equity	(7.6)	(7.6)
Cumulative translation adjustment	41.8	1.9
Equity attributable to owners of CGG	3,799.9	4,483.2
Non-controlling interests	90.2	98.7
Total equity	3,890.1	4,581.9
TOTAL LIABILITIES AND EQUITY	8,262.8	8,332.8

(1)	Starting January 1, 2013, CGG applies IAS19 revised – Employee benefits. As the application of this new standard is a change of accounting policy, all comparative financial information has been restated to present comparative amounts for each period presented as if the new accounting policy had always been applied. The adjustments resulting from the immediate recognition of past services costs were as follows as of December 31, 2012: Increase in employee benefit liability of U.S.$15.9 million, decrease in retained earnings of U.S.$(10.0) million and decrease in deferred tax liability of U.S.$(5.9) million.

CONSOLIDATED STATEMENT OF OPERATIONS

	December 31,
	2013	2012 (restated)(4)
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	3,765.8	3,410.5
Other income from ordinary activities	2.1	3.6
Total income from ordinary activities	3,767.9	3,414.1
Cost of operations	(2,977.2)	(2,685.4)
Gross profit	790.7	728.7
Research and development expenses, net	(105.9)	(92.8)
Marketing and selling expenses	(118.6)	(96.0)
General and administrative expenses	(215.9)	(182.6)
Other revenues (expenses), net	(745.2)	(26.7)
Operating income	(394.9)	330.6
Expenses related to financial debt	(193.3)	(159.0)
Income provided by cash and cash equivalents	1.6	2.3
Cost of financial debt, net	(191.7)	(156.7)
Other financial income (loss)	(22.3)	(19.7)
Income (loss) of consolidated companies before income taxes	(608.9)	154.2
Deferred taxes on currency translation	9.7
Other income taxes	(92.6)	(99.2)
Total income taxes	(82.9)	(99.2)
Net income (loss) from consolidated companies	(691.8)	55.0
Share of income (loss) in companies accounted for under equity method	0.6	37.4
Net income (loss)	(691.2)	92.4
Attributable to:
Owners of CGG	$(698.8)	75.2
Owners of CGG	€(527.2)	58.3
Non-controlling interests	$7.6	17.2

Weighted average number of shares outstanding	176,734,989	162,077,608
Dilutive potential shares from stock-options	(1)	827,902
Dilutive potential shares from performance share plan	(1)	503,932
Dilutive potential shares from convertible bonds	(1)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,734,989	163,409,442
Net income (loss) per share
Basic	$(3.95)	0.46 (3)
Basic	€(2.98)	0.36 (3)
Diluted	$(3.95)	0.46 (3)
Diluted	€(2.98)	0.36 (3)

(1)	As our net result was a loss, stock-options performance shares plans and convertibles bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As a result of the 2012 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(5)	Restatement related to IAS19 revised.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended December 31,
	2013	2012 (restated)(5)
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	955.4	937.9
Other income from ordinary activities	0.6	0.9
Total income from ordinary activities	956.0	938.8
Cost of operations	(793.4)	(721.6)
Gross profit	162.6	217.2
Research and development expenses, net	(21.8)	(27.4)
Marketing and selling expenses	(24.2)	(27.3)
General and administrative expenses	(54.6)	(46.2)
Other revenues (expenses), net	(809.2)	(39.5)
Operating income	(747.2)	76.8
Expenses related to financial debt	(47.7)	(41.5)
Income provided by cash and cash equivalents	0.2	0.3
Cost of financial debt, net	(47.5)	(41.2)
Other financial income (loss)	(9.9)	(21.0)
Income (loss) of consolidated companies before income taxes	(804.6)	14.6
Deferred taxes on currency translation	10.0	(0.2)
Other income taxes	(15.6)	(11.9)
Total income taxes	(5.6)	(12.1)
Net income (loss) from consolidated companies	(810.2)	2.5
Share of income (loss) in companies accounted for under equity method	0.3	11.1
Net income (loss)	(809.9)	13.6
Attributable to:
Owners of CGG	$(812.6)	9.6
Owners of CGG(1)	€(613.8)	7.3
Non-controlling interests	$2.7	4.0

Weighted average number of shares outstanding	176,892,464	172,012,492
Dilutive potential shares from stock-options	(2)	940,454
Dilutive potential shares from performance share plan	(2)	503,932
Dilutive potential shares from convertible bonds	(2)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,892,464	173,456,878
Net income (loss) per share
Basic	$(4.59)	0.06 (4)
Basic(1)	€(3.47)	0.05 (4)
Diluted	$(4.59)	0.06 (4)
Diluted(1)	€(3.47)	0.05 (4)

(6)	Corresponding to the full year amount in euros less the nine months amount in euros.
(7)	As our net result was a loss, stock-options, performance shares plans and convertibles bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(8)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(9)	As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(10)	Restatement related to IAS19 revised.

UNAUDITED ANALYSIS BY SEGMENT

We previously reported our results on the basis of two segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we have been organized in three Divisions:

•	Acquisition segment, which comprises the following business lines:

•	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises the following business lines:

•	Multi-clients: development and management of seismic surveys undertaken by us and licensed to a number of clients on a non-exclusive basis;

•	Subsurface Imaging and Reservoir: processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions.

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

	December 31,
	2013					2012 (restated)*
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	1,635.5	1,296.0	834.3	—	3,765.8	1,507.3	949.5	953.7	—	3,410.5
Inter-segment revenues	590.5	—	210.6	(801.1)	—	370.9	—	250.6	(621.5)	—
Operating revenues	2,226.0	1,296.0	1,044.9	(801.1)	3,765.8	1,878.2	949.5	1,204.3	(621.5)	3,410.5

Depreciation and amortization (excluding multi-client surveys)	(1,106.0)	(62.8)	(44.2)	—	(1,213.0)	(258.2)	(36.5)	(43.3)	(30.0)	(368.0)

Depreciation and amortization of multi-client surveys	—	(398.7)	—	—	(398.7)	—	(340.9)	—	—	(340.9)

Share of income in companies accounted for under equity method(1)	22.2	0.2	—	(21.8)	0.6	34.1	3.3	—	—	37.4

Earnings before interest and tax(2)	(744.0)	317.2	293.0	(260.5)	(394.3)	20.5	182.7	380.4	(215.6)	368.0

Capital expenditures (excluding multi-client surveys)(3)	249.8	49.6	55.0	(7.2)	347.2	296.3	33.4	44.1	(5.0)	368.8

Investments in multi-client surveys, net cash	—	479.4	—	—	479.4	—	363.8	—	—	363.8

Capital employed	2.4	2.8	0.9	—	6.1	2.9	1.8	0.7	—	5.4

Total identifiable assets(4)	3.1	3.1	1.2	0.3	7.7	3.3	2.0	1.0	0.5	6.8

*	Restatement related to IAS19 revised.
(1)	Share of operational results of companies accounted for under equity method were U.S.$(0.7) million and U.S.$49.2 million for the year ended December 31, 2013 and 2012, respectively.
(2)	For the year ended December 31, 2013, Acquisition EBIT includes U.S.$(800,0) million of non-recurring items: (i) U.S.$(721,0) million related to the Marine business, out of which U.S.$(139,0) million of assets impairment and provisions for onerous contracts and U.S.$(582,0) million of goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook; and (ii) U.S.$(79,0) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions.

GGR EBIT includes a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

“Eliminations and other” include general corporate expenses of U.S.$(54.0) million, U.S.$(189.1) million of intra-group margin and U.S.$(17.4) million of non-recurring items related to the Fugro Geoscience transaction including: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro; offset by (ii) share of income of our Seabed joint-venture of U.S.$(21.8) million; and (iii) acquisition and integration costs, net of reversal of provisions, of U.S.$(80.0) million, out of which U.S.$(41.1) million related to the Marine business and the acquired vessels from Fugro.

For the year ended December 31, 2012, general corporate expenses amounted to U.S.$ (53.8) million and an impairment loss of U.S.$(30,0) million related to the Veritas trade name.

(3)	Capital expenditures include capitalized development costs of U.S.$(56.9) million and U.S.$(29.1) million for the year ended December 31, 2013 and 2012, respectively.
(4)	In 2013, based on a preliminary Fugro purchase price allocation.

In 2012, included net assets corresponding to our shallow water and OBC businesses and reclassified as assets held for sale for U.S.$376.4 million.

	Three months ended December 31,
	2013					2012 (restated)*
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	314,5	371,4	269,5	—	955,4	401,3	291,1	245,5	—	937,9
Inter-segment revenues	144,2	—	47,7	(191,9)	—	100,2	—	42,9	(143,1)	—
Operating revenues	458,7	371,4	317,2	(191,9)	955,4	501,5	291,1	288,4	(143,1)	937,9

Depreciation and amortization (excluding multi-client surveys)	(847,8)	(15,7)	(9,7)	—	(873,2)	(64,6)	(9,6)	(11,2)	(30,0)	(115,4)

Depreciation and amortization of multi-client surveys	—	(128,5)	—	—	(128,5)	—	(103,4)	—	—	(103,4)

Share of income in companies accounted for under equity method(1)	7,2	(0,7)	—	(6,2)	0,3	11,8	(0,7)	—	—	11,1

Earnings before interest and tax(2)	(861,4)	86,3	101,9	(73,7)	(746,9)	18,0	62,5	80,7	(73,3)	87,9

Capital expenditures (excluding multi-client surveys)(3)	74,1	14,9	19,4	2,1	110,5	46,0	10,6	23,0	(1,3)	78,3

Investments in multi-client surveys, net cash	—	120,2	—	—	120,2	—	80,7	—	—	80,7

*	Restatement related to IAS19 revised.
(1)	Share of operational results of companies accounted for under equity method were U.S.$0.2 million and U.S.$12.8 million for the three months ended December 31, 2013 and 2012, respectively.
(2)	For the three months ended December 31, 2013, Acquisition EBIT includes U.S.$(800,0) million of non-recurring items: (i) U.S.$(721,0) million related to the Marine business, out of which U.S.$(139,0) million of assets impairment and provisions for onerous contracts and U.S.$(582,0) million of goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook; and (ii) U.S.$(79,0) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions.

“Eliminations and other” include general corporate expenses of U.S.$(12.6) million, U.S.$(41.0) million of intra-group margin and U.S.$(20.1) million of non-recurring items related to the Fugro Geoscience transaction: (i) acquisition and integration costs , net of reversal of provisions, of U.S.$(13.9) million, out of which U.S.$(7.2) million related to the Marine business and the acquired vessels from Fugro; and (ii) share of income of our Seabed joint-venture of U.S.$(6.2) million.

The three months ended December 31, 2012, included general corporate expenses of U.S.$(13.7) million and an impairment loss of U.S.$(30,0) million related to the Veritas trade name.

(3)	Capital expenditures include capitalized development costs of U.S.$(15.9) million and U.S.$(8.1) million for the three months ended December 31, 2013 and 2012, respectively.

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31,
	2013	2012 (restated)(1)
Amounts in millions of U.S.$
OPERATING
Net income (loss)	(691.2)	92.4
Depreciation and amortization	1,213.0	368.0
Multi-client surveys depreciation and amortization	398.7	340.9
Depreciation and amortization capitalized to multi-client surveys	(92.9)	(54.2)
Variance on provisions	39.6	(20.1)
Stock based compensation expenses	15.8	20.9
Net gain (loss) on disposal of fixed assets	(90.3)	(9.4)
Equity income (loss) of investees	(0.6)	(37.4)
Dividends received from affiliates	10.0	48.2
Other non-cash items	4.5	(0.5)
Net cash including net cost of financial debt and income tax	806.6	748.8
Less net cost of financial debt	191.7	156.7
Less income tax expense	82.9	99.2
Net cash excluding net cost of financial debt and income tax	1,081.2	1,004.7
Income tax paid	(117.3)	(145.1)
Net cash before changes in working capital	963.9	859.6
- change in trade accounts and notes receivable	46.5	(49.3)
- change in inventories and work-in-progress	(46.8)	(46.7)
- change in other current assets	25.5	7.1
- change in trade accounts and notes payable	(76.9)	113.8
- change in other current liabilities	0.5	37.8
Impact of changes in exchange rate on financial items	(5.0)	(1.4)
Net cash provided by operating activities	907.7	920.9
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(347.2)	(368.8)
Investment in multi-client surveys, net cash	(479.4)	(363.8)
Proceeds from disposals of tangible and intangible assets	6.1	6.2
Total net proceeds from financial assets	33.7	35.4
Acquisition of investments, net of cash and cash equivalents acquired	(937.9)	(52.5)
Impact of changes in consolidation scope	—	—
Variation in loans granted	3.9	1.7
Variation in subsidies for capital expenditures	(1.5)	(1.2)
Variation in other non-current financial assets	2.8	(1.6)
Net cash used in investing activities	(1,719.5)	(744.6)
FINANCING
Repayment of long-term debts	(481.3)	(94.8)
Total issuance of long-term debts	444.4	537.4
Lease repayments	(16.8)	(30.1)
Change in short-term loans	(0.4)	(1.7)
Financial expenses paid	(136.9)	(125.2)
Net proceeds from capital increase
- from shareholders	1.4	514.8
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(5.6)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(197.1)	794.8
Effects of exchange rates on cash	21.4	17.7
Impact of changes in consolidation scope	(2.7)	—
Net increase (decrease) in cash and cash equivalents	(990.2)	988.8
Cash and cash equivalents at beginning of year	1,520.2	531.4
Cash and cash equivalents at end of period	530.0	1,520.2

(1)	Restatement related to IAS19 revised

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 27th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP